Ghost Boards, Inc.

ANNUAL REPORT

844 South 800 West Suite 209
Pleasant Grove, UT 84062
(801) 893-8016
https://ghostboards.com/

This Annual Report is dated April 27, 2026.

BUSINESS

Company Overview

Ghost Boards is a unique take on the traditional longboard. Our boards are clear and completely customizable, from the artwork engraved on the board to the truck colors and the type and color of the wheels. We make our boards to order each day, so our production schedule can easily be modified to accommodate any type of order, whether it be a custom board for an online customer or an order of 150 branded boards for a local business. We have a retail store in Utah where we can meet our customers and understand what they are looking for, and they can see and ride our unusual boards. We also have a wholesale business, and can provide our top-selling boards to retail stores all over the world, or custom designed boards to stores and business wanting to promote their brand.

Business Model

The company's business model is comprised of online sales - direct to consumer, wholesale - selling to stores for re-sell, b2b - work with custom orders for companies, retail - brick & mortar, and Amazon - online.

Intellectual Property

Ghost Boards, Inc. currently has a trademark application in process.

Corporate Structure

Ghost Boards, Inc. was initially organized as Marketing Fruit, LLC, a Utah limited liability company on October 11, 2011 and created a newly formed Utah limited liability company on July 29th, 2020, called Ghost Boards LLC. Then, on May 12th, 2023, Ghost Boards LLC converted to a DE C-Corp under the name Ghost Boards, Inc.

Previous Offerings

Name: Common Stock
Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 700,000
Use of proceeds: Conversion of founder membership units to founder common stock upon entity conversion from LLC to C-Corp
Date: May 12, 2023
Offering exemption relied upon: Section 3(a)(9)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Operating Results – 2025 Compared to 2024

Circumstances which led to the performance of financial statements:
Revenue
Revenue for fiscal year 2024 was -$151,091 compared to -$407,424 in fiscal year 2025.
The decline in revenue can be attributed to a few factors. The skateboard/longboard market as a whole was in decline during 2025, primarily due to high inflation with groceries, utilities and gasoline and the corresponding decrease in discretionary income. Smaller factors include our rebrand from Ghost Longboard to Ghost Boards, some confusion with the launch of our new website, and some supply-chain issues.
Cost of sales
Cost of Gross Sales for fiscal year 2024 was $360,153 compared to $605,061 in fiscal year 2025.
Decrease because the company was re-organized from Ghost Long Board to Ghost Boards. We spent the year on changing company name, focus, and preparing to build wholesale business. Tarriff costs has effectively hurt our industry in the US.

Gross margins increased from 2024 to 2025 due to a variety of factors: Reduction in cost of materials, reduction in payroll expense due to fewer employees and increased efficiencies, elimination of outsourcing manufacturing costs, and the lack of start-up costs like those incurred in 2024.

Expenses

Expenses for fiscal year 2024 were $339,733 compared to $677,045 in fiscal year 2025.

Expenses were less in 2025 because the reduction in sales led to fewer employee, maintenance and upkeep, and operating costs than we had in 2024.

Historical results and cash flows:

The Company is currently in the growth mode. We have made the adjustments to our cost per board, organized flow of our operations, and streamlined our processes. We have spent cashflow on inventory and built out of our retail and wholesale channels.

We anticipate returning to previous levels of profitability. We experienced a decrease in sales in 202 due to high inflation and the accompanying decrease in disposable income - a trend that was felt across the sporting goods industry - but anticipate that sales will rebound as we grow our wholesale and B2B marketplaces. As we increase our visibility in the eyes of consumers by expanding our retail presence, we expect that sales and income will increase. We believe we are poised for growth with a new website, Amazon makeover, and wholesale rep groups. We have hired 6 new reps for growing into new stores.

Liquidity and Capital Resources

At December 31, 2025, the Company had cash of $118,027.3.

Debt

Creditor: Wildcat Business Park LLC

Outstanding balance: $248,864.00

Interest rate: 0%

Material terms: The Company has entered into an operating lease agreement with Wildcat Business Park LLC to rent the industrial warehouse space located at 844 South 800 West, Suite 209, Pleasant Grove, UT 84062. The lease period expire on August 31, 2030. Amount owed calculated as of 12/31/2025.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: David Brent Johnson

David Brent Johnson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:
- Position: President
- Dates of Service: April 2017 — Present

- • Responsibilities: Brent is the creative director, responsible for board design and apparel design. He also manages the production, assembly and shipping of longboards. Brent receives $48,000 in annual salary plus bonuses based on sales. Brent owns 26.67% of the equity in the company.
- • Position: Secretary
- • Dates of Service: May 2023 — Present
- • Responsibilities: Minutes and record keeping
- • Position: Board Member
- • Dates of Service: May 2023 — Present
- • Responsibilities: Serve on the board of directors.

_____

Name: Russell Dee Warner

Russell Dee Warner's current primary role is with the Issuer.

Positions and offices currently held with the issuer:
- • Position: Chief Executive Officer
- • Dates of Service: January 2011 — Present
- • Responsibilities: Russ is the CEO of Ghost Boards. He manages the overall business operations, vision, and path. Russ receives an annual salary of $48,000. Russ owns 73.33% of the equity in the company.
- • Position: Chief Financial Officer
- • Dates of Service: May 2023 — Present
- • Responsibilities: Financials and inventory
- • Position: Board Member
- • Dates of Service: May 2023 — Present
- • Responsibilities: Serve on the board of directors.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2025, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Russell Dee Warner
Amount and nature of Beneficial ownership: 525,000
Percent of class: 75%

Title of class: Common Stock
Stockholder Name: David Brent Johnson
Amount and nature of Beneficial ownership: 175,000
Percent of class: 25%

RELATED PARTY TRANSACTIONS

The Company has not conducted any related party transactions.

OUR SECURITIES

The Company has authorized Common Stock.

Common Stock
• Authorized: 1,050,000
• Outstanding: 700,000
• Voting Rights: One vote per share. Please see Voting Rights of Securities Sold in this Offering for additional information.
• Material Rights: Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

  If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

RISK FACTORS

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the longboard and skateboard industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Common Stock in the amount of up to $1,235,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We are reliant on one main type of service
All of our current services are variants on one type of service. Our revenues are therefore dependent upon the market for longboards and skateboards.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities

Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need

them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:
(1)   to the Company;
(2)   to an accredited investor;
(3)   as part of an offering registered with the SEC; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on November 10, 2025.

Ghost Boards, Inc.

By /s/ *russell warner*

Title: CEO

By /s/ *russell warner*

Name: russell warner
Title: CEO

By /s/ *Brent Johnson*

Name: Brent Johnson
Title: President

Exhibit A
FINANCIAL STATEMENTS

2025 Balance Sheet - copy

Ghost Boards, Inc.

As of Dec 31, 2025

	TOTAL
Assets	
Current Assets	
Bank Accounts	
1072 Bill.com Money Out Clearing	0.00
1105 Zions Checking (4522)	105,776.48
1110 Zions Old Checking (3083)	0.00
1150 WooCommerce Payment Clearing	7,763.09
1155 Affirm Payment Clearing	0.00
1160 PayPal Clearing	0.00
1165 Amazon Reserve	2,053.04
1195 Petty Cash	0.00
Total for Bank Accounts	**$115,592.61**
Accounts Receivable	
1200 Accounts Receivable (A/R)	7,804.25
Total for Accounts Receivable	**$7,804.25**
Other Current Assets	
1300 Inventory	386,954.51
1305 Inventory - Transit	0.00
1310 Capitalized Freight In	0.00
1350 Prepaid Expenses	5,232.40
1390 Uncategorized Asset	0.00
1400 Undeposited Funds	2,434.69
1410 Accrued Revenue	0.00
Total for Other Current Assets	**$394,621.60**
Total for Current Assets	**$518,018.46**
Fixed Assets	
1510 Machinery & Equipment	106,169.39
1520 Website Development	8,997.50
1600 Accumulated Depreciation	-115,166.89
Total for Fixed Assets	**$0.00**
Other Assets	
1900 Security Deposits	0.00
Total for Other Assets	**$0.00**
Total for Assets	**$518,018.46**

2025 Balance Sheet - copy

Ghost Boards, Inc.

As of Dec 31, 2025

	TOTAL
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	
2000 Accounts Payable (A/P)	0.00
Total for Accounts Payable	**$0.00**
Credit Cards	
2100 Chase Credit Card	$4,029.64
2101 R. Warner 2246	0.00
2102 C. Halsey 2261	0.00
2103 B. Johnson 0875	0.00
Total for 2100 Chase Credit Card	**$4,029.64**
2115 Zions Credit Card (7189)	33,465.90
2130 US Bank Credit Card	0.00
Divvy Credit Card	8,584.46
Total for Credit Cards	**$46,080.00**
Other Current Liabilities	
2200 Accrued Payroll	5,723.74
2250 Loan Payable	0.00
2270 E.Warner Loan	0.00
2280 Goldsmith Loan	0.00
2300 Shopify Capital Loan	0.00
2330 PayPal Loan	0.00
2350 Shopify Gift Card Liability	0.00
2360 Sales Tax Liability	54.42
2370 Accrued Expenses	0.00
Out Of Scope Agency Payable	0.00
Utah State Tax Commission Payable	0.00
Total for Other Current Liabilities	**$5,778.16**
Total for Current Liabilities	**$51,858.16**
Long-term Liabilities	
2290 Madison Trust Loan	76,168.17
2295 Unpaid Accrued Wages	117,000.00
2305 Long Term Loan Payable	490,511.23
2510 Equipment Lease Payable	0.00
2530 Loan from Owner	
2531 CRL Management, Inc.	175,145.68
2532 KJ Studios, LLC	0.00
Total for 2530 Loan from Owner	**$175,145.68**
Total for Long-term Liabilities	**$858,825.08**
Total for Liabilities	**$910,683.24**

2025 Balance Sheet - copy

Ghost Boards, Inc.

As of Dec 31, 2025

	TOTAL
Equity	
3000 Opening Balance Equity	0.00
3100 Owner's Investment	99,000.00
3110 Owner's Pay & Personal Expenses	0.00
3120 Owner's Draws	
3125 CRL Management, Inc.	-251,645.00
3130 KJ Studios, LLC	-217,380.87
Total for 3120 Owner's Draws	**-$469,025.87**
3200 Equity Crowdfunding	43,387.71
3500 Retained Earnings	341,398.23
Net Income	-407,424.85
Total for Equity	**-$392,664.78**
Total for Liabilities and Equity	**$518,018.46**

Profit and Loss

Ghost Boards, Inc.

January 1-December 31, 2025

	TOTAL
Income	
4000 Sales	
4010 E-Commerce	507,248.95
4020 Wholesale	43,294.46
4040 Shipping Income	46,708.79
4050 Discounts/Refunds Given	-17,537.03
4070 Warehouse Income	25,346.50
Total for 4000 Sales	**$605,061.67**
Total for Income	**$605,061.67**
Cost of Goods Sold	
5000 Cost of Goods Sold	
5010 Components	173,685.40
5030 Materials	100,824.15
5040 Warehouse Manufacturing Supplies	7,919.64
5045 Freight In	12,269.02
5050 Shipping	61,136.41
5060 Merchant Fees	51,109.58
Total for 5000 Cost of Goods Sold	**$406,944.20**
Total for Cost of Goods Sold	**$406,944.20**
Gross Profit	**$198,117.47**
Expenses	
6000 Payroll Expenses	
6005 Wages	111,032.24
6010 Taxes	11,929.31
6015 Bonus	8,600.00
6020 Payroll Fees	4,743.11
Total for 6000 Payroll Expenses	**$136,304.66**
6030 Contractors	10,761.19
6035 Commissions Paid	4,294.27
6050 Advertising & Marketing	205,037.08
6060 Trade Show Expenses	7,595.79
6070 Bad Debt Expense	900.00
6100 Office/General Administrative Expenses	
6105 Dues & subscriptions	17,707.71
6110 Repairs & Maintenance	737.19
6120 Office Supplies & Software	55,259.05
6125 Meals & Entertainment	4,371.85
Total for 6100 Office/General Administrative Expenses	**$78,075.80**
6200 Occupancy	
6205 Rent & Lease	108,828.32
6215 Utilities	11,335.97
Total for 6200 Occupancy	**$120,164.29**
6260 Tools and Parts	3,585.76
6300 Bank Charges & Fees	8,385.92

Profit and Loss

Ghost Boards, Inc.

January 1-December 31, 2025

	TOTAL
6400 Insurance	15,631.07
6600 Taxes & Licenses	23,810.63
6700 Travel	24,878.08
6730 Car & Truck	2,043.15
6800 Professional Services	$9,881.60
6801 Accounting	23,204.95
6803 Legal	1,790.87
6804 App Development	700.00
Total for 6800 Professional Services	**$35,577.42**
Total for Expenses	**$677,045.11**
Net Operating Income	**-$478,927.64**
Other Income	
8000 Other Income	129,243.62
Total for Other Income	**$129,243.62**
Other Expenses	
8200 Interest Paid	56,131.51
9000 Depreciation	1,499.56
9100 Exchange Gain or Loss	109.76
Total for Other Expenses	**$57,740.83**
Net Other Income	**$71,502.79**
Net Income	**-$407,424.85**

Statement of Cash Flows

Ghost Boards, Inc.
January 1-December 31, 2025

FULL NAME	TOTAL
OPERATING ACTIVITIES	
Net Income	-407,424.85
Adjustments to reconcile Net Income to Net Cash provided by operations:	
1200 Accounts Receivable (A/R)	5,995.41
1300 Inventory	56,162.27
1310 Capitalized Freight In	4,673.44
1350 Prepaid Expenses	-5,232.40
1600 Accumulated Depreciation	1,499.56
2000 Accounts Payable (A/P)	-26,314.48
2100 Chase Credit Card	-42,532.61
2101 Chase Credit Card:R. Warner 2246	0.00
2103 Chase Credit Card:B. Johnson 0875	0.00
2115 Zions Credit Card (7189)	-10,508.11
2130 US Bank Credit Card	0.00
2200 Accrued Payroll	-111,807.69
2270 E.Warner Loan	-16,174.71
2280 Goldsmith Loan	-20,024.08
2360 Sales Tax Liability	-61.57
Out Of Scope Agency Payable	0.00
Utah State Tax Commission Payable	-15.69
Total for Adjustments to reconcile Net Income to Net Cash provided by operations:	**-$164,340.66**
Net cash provided by operating activities	**-$571,765.51**
INVESTING ACTIVITIES	
1900 Security Deposits	8,000.00
Net cash provided by investing activities	**$8,000.00**
FINANCING ACTIVITIES	
2290 Madison Trust Loan	-7,411.38
2295 Unpaid Accrued Wages	117,000.00
2305 Long Term Loan Payable	490,511.23
2510 Equipment Lease Payable	-9,239.00
2531 Loan from Owner:CRL Management, Inc.	-0.45
2532 Loan from Owner:KJ Studios, LLC	-31,400.00
3100 Owner's Investment	100,000.00
Net cash provided by financing activities	**$659,460.40**
NET CASH INCREASE FOR PERIOD	**$95,694.89**
Cash at beginning of period	**$22,332.41**
CASH AT END OF PERIOD	**$118,027.30**

Statement of Stockholders Equity

Ghost Boards, Inc. 844 South 800 West Ste 209 Has no change in Stock holders equity.
We have not released any new preferred stock or common stock.

Russell Warner | CEO

801-599-7447

NOTE 1 – NATURE OF OPERATIONS

Ghost Boards, Inc. (the "Company") was formed on May 11, 2023 in Delaware. Financials follow U.S. GAAP. HQ: Pleasant Grove, Utah.

The Company manufactures custom acrylic longboards with engraved graphics, LED features, and full customization.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates: Management estimates may differ from actual results.

Fair Value: Three-level hierarchy (Level 1, 2, 3).

Cash Equivalents: Investments under 3 months maturity.

Revenue Recognition: Recognized upon delivery, fixed price, and collectability.

Stock Compensation: ASC 505 applied.

Income Taxes: ASC 740 applied.

Credit Risk: Cash held in U.S. banks, may exceed FDIC limits.

NOTE 3 – DEBT (Updated 2025)

Creditor	Amount ($)
Russell Warner (Related Party)	251,645.00
CRL Management	175,145.68
KJ Studios	217,380.87
Justyn Ortega	100,000.00
Total	744,171.55

These debts support operations, inventory, and working capital. Some may be non-interest bearing.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

No pending or threatened litigation.

NOTE 5 – STOCKHOLDERS' EQUITY

Authorized: 100,977 shares at $12.23 par value.

Issued: 5,909 shares.

NOTE 6 – RELATED PARTY TRANSACTIONS

Includes founder and management advances as disclosed in Note 3.

NOTE 7 – SUBSEQUENT EVENTS

No material subsequent events.

I, Russell Warner, the CEO of Ghost Boards, Inc. hereby certify that the financial statements of Ghost Boards and notes thereto for the period ending 2024 and 2025 includes in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

In Wtness Thereof, the Principal executive offer's financial statement certification between executed as of the 4.6.2026

Russell Warner CEO

4.6.26